FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2003

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
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                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Senior Vice President
                                                General Manager of
                                                 Finance & Accounting Division

March 27, 2003


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        Ricoh Company, Ltd.
        Transfer of the substitutional portion of the Employees' Pension Fund to the Japanese Government


BACKGROUND

        Ricoh Company, Ltd. ("Ricoh"), like many large corporations in Japan, has an Employees' Pension Fund ("EPF"), which is a defined benefit pension plan established under the Japanese Welfare Pension Insurance Law ("JWPIL").
This plan is composed of (i) a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by JWPIL (similar to social security benefits in the United States) and (ii) a corporate portion based on a contributory defined benefit pension arrangement established by Ricoh.
Ricoh, as an employer with an EPF, and its employees have been exempted from contributions to the Japanese Pension Insurance program ("JPI") that would otherwise have been required if they had not elected to fund the substitutional portion of the benefits through an EPF arrangement. The substitutional portion represented approximately forty (40) percent of the total projected benefit obligation of Ricoh's EPF as of March 31, 2002.
        In June 2001, the JWPIL was amended to permit an employer to elect to separate the substitutional portion from the EPF and transfer it to the government. Upon completion of the separation, the entire substitutional portion benefit obligation and a specified amount of related plan assets (pursuant to a government formula that is not, as yet, finalized) will be transferred to a government agency, and the employer and the EPF will be released from paying the substitutional portion of the benefits to EPF beneficiaries. After the separation, both Ricoh and its employees will be required to make periodic contributions to JPI, and the Japanese government will be responsible for all future benefit payments related to the substitutional portion under the JWPIL. The corporate portion of the EPF will continue to exist exclusively as a corporate defined benefit pension plan.


EFFECT ON RICOH'S NON-CONSOLIDATED FINANCIAL STATEMENTS

        On January 23, 2003, Ricoh had announced that it had received from the Japanese Minister of Health, Labor and Welfare an approval of exemption, effective January 1, 2003, from the obligation for future benefits with respect to the substitutional portion of its EPF. As indicated in its announcement and permitted by accounting principles generally accepted in Japan ("JP GAAP"), Ricoh will record the effect of this separation when the formal transfers of the benefit obligation and the plan assets are completed. In connection therewith, Ricoh had disclosed an initial estimate of Yen 21.9 billion extraordinary profit before tax as the effect this separation would have on its non-consolidated financial statements under JP GAAP. That estimated amount was calculated using (a) EPF pension data as of March 31, 2002 (the latest available information at that time) and (b) an amount for plan assets to be transferred based on a tentative Japanese Government formula.
        The previous announcement also noted that due to certain factors, including the future performance of the plan assets and the fact that the plan asset formula had not been finalized, the ultimate effect could fluctuate.
In this regard, Ricoh will revise its estimate under JP GAAP using the latest formula information available together with pension data updated as of March 31, 2003. Ricoh expects that the pension data will be available by the end of April 2003 and will disclose the revised estimate in its March 31, 2003, non-consolidated financial statements to be filed in Japan. However, at the present time, based on certain information that is available, Ricoh now expects that the revised estimate of the effect on a non-consolidated basis under JP GAAP may be approximately one-half the extraordinary profit amount previously announced.


EFFECT ON RICOH'S CONSOLIDATED FINANCIAL STATEMENTS

        Ricoh prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States ("US GAAP"). Subsequent to the January 23, 2003 announcement, the Emerging Issues Task Force in the U.S. reached a consensus on its Issue No. 03-02 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-02"). As specified in EITF 03-02, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as a settlement in accordance with Statement of Financial Accounting Standards No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". Since the separation and transfer is expected to occur in the latter part of this current calendar year, there will be no effect on the consolidated financial statements for the current fiscal year ending March 31, 2003.
        Ricoh has not as yet determined an estimate of the effect of the separation under US GAAP and, because of the substantial change in the estimated effect that is expected under JP GAAP, Ricoh does not believe that a reasonable estimate of the effect of the settlement can be made under US GAAP until, at a minimum, it receives the updated pension information as of March 31, 2003. However, based on the consensus in EITF 03-02 and considering the differences in pension amounts that have resulted from the application of existing pension accounting rules under JP GAAP and US GAAP, Ricoh currently believes it is likely that the ultimate effect of the settlement under US GAAP will be a substantially lower gain (or possibly a loss) than the impact under JP GAAP and in any case will be significantly less than the estimated extraordinary profit amount that was stated in its January 23, 2003 announcement.